UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 23)

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Falcon Operations Sub, Inc.

(Offeror)

ON Semiconductor Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

George H. Cave

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Eric McCrath

Lauren Bellerjeau

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,400,395,380	$241,719.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 113,427,322 shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc. (“Fairchild”) outstanding multiplied by the offer price of $20.00 per share, and (ii) 6,592,447 Shares subject to options, outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of options, restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $20.00 per share. The calculation of the filing fee is based on information provided by Fairchild as of November 30, 2015 and includes a total of 3,750 Shares subject to a grant of performance share plan units which occurred on December 15, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241,719.81	Filing Party: ON Semiconductor Corporation and Falcon Operations Sub, Inc.
Form of Registration No.: Schedule TO (File No. 005-57505)	Date Filed: December 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 23 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Falcon Operations Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $.01 per share (“Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), at a price of $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below.

Items 1, 4 and 11.     Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

On August 19, 2016, Parent announced an extension of the expiration of the Offer until one minute following 11:59 p.m., New York City time, on September 1, 2016, unless further extended in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire one minute following 11:59 p.m., New York City time, on August 18, 2016, was extended to allow additional time for the satisfaction of the conditions of the Offer set forth in the Merger Agreement (as defined in the Offer to Purchase). The Depositary has advised Parent that, as of the close of business, New York City time on August 18, 2016, approximately 80,702,140 Shares (not including 6,228,277 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 70.3% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(X).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(X)	Press Release dated August 19, 2016 issued by ON Semiconductor Corporation.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2016

FALCON OPERATIONS SUB, INC.

By:	/s/ Bernard Gutmann
Name:	Bernard Gutmann
Title:	Treasurer

ON SEMICONDUCTOR CORPORATION

By:	/s/ Bernard Gutmann
Name:	Bernard Gutmann
Title:	Executive Vice President, Chief Financial Officer, and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 4, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release dated November 18, 2015 issued by ON Semiconductor Corporation and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(G)	Email from ON Semiconductor Corporation to employees, dated November 18, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(H)	ON Semiconductor Corporation investor presentation, dated November 18, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(I)	Letter from ON Semiconductor Corporation to customers, sales representatives and distributors, dated November 18, 2015 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(J)	Transcript of conference call with investors on November 18, 2015 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 19, 2015).

(a)(1)(K)	Summary Advertisement as published in The New York Times on December 4, 2015.*

(a)(5)(A)	Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on December 11, 2015, in the Court of Chancery, State of Delaware.*

(a)(5)(B)	Complaint filed by Cody Laidlaw on behalf of himself and all others similarly situated, on December 16, 2015, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(C)	Press Release dated January 6, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(D)	Press Release dated January 21, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(E)	Press Release dated February 4, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(F)	Excerpt of transcript of conference call held on February 8, 2016 by ON Semiconductor Corporation, regarding financial performance for the fourth quarter and year ended December 31, 2015.*

(a)(5)(G)	Press Release dated February 19, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(H)	Press Release dated March 4, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(I)	Press Release dated March 18, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(J)	Amended Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on March 16, 2016, in the Court of Chancery, State of Delaware.*

(a)(5)(K)	Press Release dated April 1, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(L)	Press Release dated April 15, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(M)	Press Release dated April 29, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(N)	Excerpt of transcript of conference call held on May 9, 2016 by ON Semiconductor Corporation, regarding financial performance for the first quarter ended April 1, 2016.*

(a)(5)(O)	Press Release dated May 13, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(P)	Press Release dated May 27, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(Q)	Press Release dated June 10, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(R)	Press Release dated June 24, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(S)	Press Release dated July 8, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(T)	Press Release dated July 22, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(U)	Press Release dated August 5, 2016 issued by ON Semiconductor Corporation.*

(a)(5)(V)	Excerpt of news release for ON Semiconductor Corporation dated August 6, 2016, announcing financial performance for the quarter ended July 1, 2016.*

(a)(5)(W)	Excerpt of transcript of conference call held on August 8, 2016 by ON Semiconductor Corporation, regarding financial performance for the quarter ended July 1, 2016.*

(a)(5)(X)	Press Release dated August 19, 2016 issued by ON Semiconductor Corporation.

(b)(1)	Debt Commitment Letter, dated as of November 18, 2015, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and ON Semiconductor Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(b)(2)	Credit Agreement, dated April 15, 2016, among ON Semiconductor Corporation, as borrower, the several lenders party thereto, Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., HSBC Securities (USA) Inc. and Sumitomo Mitsui Banking Corporation, as joint lead arrangers and joint bookrunners, Barclays Bank PLC, Compass Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Morgan Stanley Senior Funding, Inc., BOKF, NA and KBC Bank N.V., as co-managers, and HSBC Bank USA, N.A. and Sumitomo Mitsui Banking Corporation, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016).

(b)(3)	Guarantee and Collateral Agreement, dated April 15, 2016, among ON Semiconductor Corporation and the other signatories thereto in favor of Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016).

(b)(4)	Escrow Agreement, dated April 15, 2016, among ON Semiconductor Corporation, MUFG Union Bank, N.A., as escrow agent, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on April 15, 2016)

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among ON Semiconductor Corporation, Falcon Operations Sub, Inc. and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(2)	Confidentiality Agreement, dated as of September 14, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

(d)(3)	Clean Team Confidentiality Agreement, dated as of October 26, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

*	Previously filed.